Exhibit 99.77

28	Statements of Qualifications and Consent

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: NI 43-101 Technical Report – Janet Ivy Gold Mine, Australia, September 30, 2021.

I, Timothy Strong BSc (Hons) ACSM FGS MIMMM RSci, residing at 8400 S Dixie Hwy, Miami, Florida, USA, do hereby certify that:

1)	I am a Principal Geologist with the firm of Kangari Consulting LLC, with an office at 1000 Brickell Ave, Ste 715, Miami, Florida, USA, 33131;
2)	I am a graduate of the University of Exeter in 2009, I obtained a Bachelor of Science (Honors) in Applied geology. I have practiced my profession continuously since 2009. I have worked as an exploration geologist and economic geologist for 11 years. During my career I have worked on projects from grassroots though to feasibility in Australia, Cote d’Ivoire, Eritrea, Ethiopia, Mali, Mauritania, Pakistan, Sierra Leone, Spain and Sudan. Projects have included the 8 million-ounce Syama Gold Project in Mali and the 2 million-ounce Yaoure Gold Project in Cote d’Ivoire.

3)	I am a professional Geologist registered with the Institute of Materials, Minerals and Mining (MIMM 453602) and a Registered Scientist with the Science Council (RSci SC00027363)

4)	I have not personally visited the project area as it was not required under section 9.2 of NI 43-101.

5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of both Vox Royalty and Norton Gold Fields Limited, as defined in Section 1.5 of NI 43-101;

7)	I am author of this report and responsible for sections 1 through 29; and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property.

9)	I have read NI 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	Kangari Consulting LLC was retained by Vox Royalty to prepare a technical audit of the Janet Ivy Mine. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The technical report is based on public domain information.

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Janet Ivy Mine or securities of Vox Royalty Corp.

12)	As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Timothy J Strong
Miami USA October, 2021	Timothy J Strong MIMMM Principal Geologist

Kangari Consulting LLC

NI 43-101 Technical Report – Janet Ivy Gold Mine	Page 54

CERTIFICATE OF QUALIFIED PERSON - RESERVES

To Accompany the report entitled: NI 43-101 Technical Report – Janet Ivy Gold Mine, Australia, September 30, 2021.

I, Matthew Randall BSc (Hons), PhD, CEng, ACSM, MIMMM, of Axe Valley Mining Consultants Limited, 138 High St, Swanage, Dorset, BH19 2PA, UK; do hereby certify that:

1)	I am a Principal Mining Engineer and Director with the firm of Axe Valley Mining Consultants Limited, with a registered office at 138 High St, Swanage, Dorset BH18 2PA, United Kingdom
2)	I am a graduate of the University of Exeter where I obtained a Bachelor of Science (Hons) in Mine Engineering in 1978 and a PhD in Rock Mechanics in 1989. I have practiced my profession continuously since 1978 and have worked as mining engineer for more than 40 years. During a career of more than 25 years with Rio Tinto I worked on site as a Mining Engineer, a Technical Services, Chief Mining Engineer, and as a Principal Consultant in the Technical Services division. For the last 10 years I have managed Axe Valley Mining Consultants and have worked on a wide variety of commodities (Gold, Silver, Platinum, Borax, Iron Ore, Coal, Talc etc), in many different countries around the world and have been directly involved in mineral resource and reserve estimations for mineral deposits. I have also been directly involved in all aspects of the planning and evaluation of gold deposits in Europe, Africa, Australia, Russia and South America.
3)	I am a professional Mining Engineer, registered with the Institute of Materials, Minerals and Mining (MIMM 458442) and a Registered Chartered Engineer with the Engineering Council (345134)
4)	I have not personally visited the project area as it was not required under section 9.2 of the NI 43-101.
5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this amended technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;
6)	I, as a Qualified Person, I am independent of both Vox Royalty and Norton Gold Fields Limited, as defined in Section 1.5 of NI 43-101;
7)	I am an author of this report and responsible for sections 15 to 16 and sections 21 and 22; and accept professional responsibility for those sections of this amended technical report; I also confirm that I have read the document and it fairly and accurately represents the information in the technical report.
8)	I have had no prior involvement with the subject property.
9)	I have read National Instrument 43-101 and confirm that this amended technical report has been prepared in compliance therewith;
10)	Axe Valley Mining Consultants Limited was retained by Vox Royalty to prepare a technical audit of the Janet ivy Mine. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The technical report is based on public domain information.
11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Janet Ivy Mine or securities of Vox Royalty Corp.
12)	As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Matthew Randall
Langley, UK October 2021	Matthew Randall CEng, MIMMM Principal Mining Engineer

TS/MR